Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for the Second Quarter, Fiscal 2025

Trading Symbol:           TSX/NYSE American: SVM

VANCOUVER, BC, Oct. 15, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the second quarter of fiscal 2025 ended September 30, 2024 ("Q2 Fiscal 2025"). Silvercorp expects to release its Q2 Fiscal 2025 unaudited financial results on Thursday, November 7, 2024, after market close.

Q2 Fiscal 2025 Operational Results

  Revenue of approximately $68.0 million, an increase of 26% over the same quarter last year ("Q2 Fiscal 2024")
  Ore mined of 361,440 tonnes, up 32% over Q2 Fiscal 2024;
  Ore milled of 297,205 tonnes, up 14% over Q2 Fiscal 2024;
  Inventory stockpile ores grew to approximately 129,000 tonnes due to mill capacity constraints and will be processed starting the next quarter when the 1,500 tonnes per day expansion mill is in operation. Once being processed, the Company's metal production would have aligned with its Fiscal 2025 annual guidance.
  Silver production of 1.7 million ounces, an increase of 4% over Q2 Fiscal 2024; Silver equivalent (only silver and gold)i production of approximately 1.8 million ounces;
  Zinc production of approximately 5.8 million pounds, an increase of 26% over Q2 Fiscal 2024; and
  Lead production of approximately 13.2 million pounds, a decrease of 18% over Q2 Fiscal 2024.

Consolidated Operational Results for the Three Months Ended September 30, 2024 and 2023

	Q2 Fiscal 2025			Q2 Fiscal 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Production Data
Ore Mined (tonnes)	272,046	89,394	361,440	220,636	52,829	273,465
Ore Milled (tonnes)
Gold ore	17,075	—	17,075	12,800	—	12,800
Silver ore	193,423	86,707	280,130	200,068	48,239	248,307
	210,498	86,707	297,205	212,868	48,239	261,107
Head Grades
Silver (gram/tonne)	240	61		235	66
Lead (%)	2.8	0.8		3.5	1.1
Zinc (%)	0.6	2.4		0.7	2.5

Recovery Rates
Silver (%)	94.9	82.2		95.0	82.7
Lead (%)	94	87.9		95.0	90.2
Zinc (%)	70.4	90.2		71.7	89.8

Metal Production
Gold (ounces)	1,183	—	1,183	2,458	—	2,458
Silver (in thousands of ounces)	1,518	137	1,655	1,506	84	1,590
Silver equivalent (in thousands of ounces)	1,614	137	1,751	1,731	84	1,815
Lead (in thousands of pounds)	11,970	1,232	13,202	15,018	1,047	16,065
Zinc (in thousands of pounds)	1,795	4,016	5,811	2,197	2,404	4,601

Metals Sold
Gold (ounces)	1,239	—	1,239	2,515	—	2,515
Silver (in thousands of ounces)	1,505	136	1,641	1,498	80	1,578
Lead (in thousands of pounds)	11,980	1,278	13,258	14,275	900	15,175
Zinc (in thousands of pounds)	1,818	4,074	5,892	2,163	2,415	4,578

At the Ying Mining District, a total of 272,046 tonnes of ore were mined in Q2 Fiscal 2025, up 23% over Q2 Fiscal 2024, and 210,498 tonnes of ore were milled, down 1% over Q2 Fiscal 2024. Approximately 1.5 million ounces of silver, 1,183 ounces of gold, 1.6 million ounces of silver equivalent, 12.0 million pounds of lead, and 1.8 million pounds of zinc were produced, representing a production increase of 1% in silver and decreases of 52%, 7%, 20%, and 18%, respectively, in gold, silver equivalent, lead and zinc over Q2 Fiscal 2024. Silver head grade of 240 g/t was higher than the Company's Fiscal 2025 annual guidance of 235 g/t. The decrease in gold, lead and zinc production is mainly due to i) processed ore is 1% less with approximately 129,000 tonnes of unprocessed ore stockpiled and ii) lower lead and zinc head grades.

At the GC Mine, 89,394 tonnes of ore were mined, up 69% over Q2 Fiscal 2024, and 86,707 tonnes of ore were milled, up 80% over Q2 Fiscal 2024. Approximately 137 thousand ounces of silver, 1.2 million pounds of lead, and 4.0 million pounds of zinc were produced, representing increases of 63%, 18% and 67%, respectively, in silver, lead and zinc over Q2 Fiscal 2024.

Consolidated Operation Results for the Six Months Ended September 30, 2024 and 2023

	Six monthes ended September 30, 2024			Six months ended September 30, 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Production Data
Ore Mined (tonnes)	528,125	177,162	705,287	434,384	142,301	576,685
Ore Milled (tonnes)
Gold ore	25,551	—	25,551	23,693	—	23,693
Silver ore	406,189	173,161	579,350	397,984	134,525	532,509
	431,740	173,161	604,901	421,677	134,525	556,202
Head Grades
Silver (gram/tonne)	238	63		244	75
Lead (%)	3.0	0.8		3.5	1.3
Zinc (%)	0.6	2.4		0.7	2.7

Recovery Rates
Silver (%)	94.9	83.2		95.0	82.7
Lead (%)	94.2	89.1		95.3	90.6
Zinc (%)	71.4	90.3		70.3	90.2

Metal Production
Gold (ounces)	2,329	—	2,329	4,010	—	4,010
Silver (in thousands of ounces)	3,090	282	3,372	3,103	267	3,370
Silver equivalent (in thousands of ounces)	3,271	282	3,553	3,458	267	3,725
Lead (in thousands of pounds)	26,050	2,771	28,821	30,400	3,481	33,881
Zinc (in thousands of pounds)	4,263	7,982	12,245	4,310	7,112	11,422

Metals Sold
Gold (ounces)	2,237	—	2,237	4,010	—	4,010
Silver (in thousands of ounces)	3,095	285	3,380	3,129	264	3,393
Lead (in thousands of pounds)	26,099	2,822	28,921	29,277	3,228	32,505
Zinc (in thousands of pounds)	4,311	8,065	12,376	4,295	7,203	11,498

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of mill capacity expansion and new tailing storage facility construction; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of health pandemic, such as COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

i Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

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CO: Silvercorp Metals Inc

CNW 17:05e 15-OCT-24